Exhibit 77(i)

                       Terms of New or Amended Securities

1. On June 1, 2004, ING Equity Trust issued Class C shares for the ING Financial Services Fund.

2. On June 15, 2004, ING Equity Trust issued Class O shares for the ING Financial Services Fund.

3. On September 30, 2004, ING Equity Trust issued Class O shares for the ING Real Estate Fund.

4. At the November 10, 2004 Board Meeting, the Board of Trustees approved the establishment of ING International Value Choice Fund, ING SmallCap Value Choice Fund and ING MidCap Value Choice Fund, and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ING Mutual Fund's and ING Equity Trust's registration statements registering shares of these Funds as well as the standard agreements, plans and procedures relevant to the establishment of these Funds.

5. At the September 2, 2004 Board Meeting, the Board of Trustees were informed that ING Funds Distributor, LLC ("IFD") had agreed to continue to waive the distribution fee of 0.10% of the average daily net assets payable to IFD under the Service and Distribution Plan for ING Equity Trust for the Class A Shares of ING Financial Services Fund for the period September 2, 2004 through and including May 31, 2005.

6. At the August 10, 2004 Special Meeting, the majority of the full Board of Trustees approved the creation of ING Principal Protection Fund XII. At the September 2, 2004 Board Meeting, the Board of Trustees ratified the creation of IPPF XII, approved the creation of ING Principal Protection Fund XIII and ING Principal Protection Fund XIV, and approved the requisite plans, agreements and other routine matters with respect to the establishment of ING Principal Protection Fund XII, ING Principal Protection Fund XIII and ING Principal Protection Fund XIV.